UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934
                             -----------------------

                           PRICELINE.COM INCORPORATED
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.008 PER SHARE
                         (Title of Class of Securities)

                                    741503106
                                 (CUSIP Number)

                                 WILLIAM E. FORD
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                SEPTEMBER 4, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP 741503106                                                    Page  2 of 10

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [_]

                                                                (b)  [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       -0-
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        14,918,079
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        14,918,079
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  14,918,079
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

CUSIP 741503106                                                    Page  3 of 10

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 48, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [_]

                                                                (b)  [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       -0-
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        14,918,079
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        14,918,079
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  14,918,079
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

CUSIP 741503106                                                    Page  4 of 10

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 50, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [_]

                                                                (b)  [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       -0-
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        14,918,079
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        14,918,079
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  14,918,079
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

CUSIP 741503106                                                    Page  5 of 10

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [_]

                                                                (b)  [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       -0-
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        14,918,079
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        14,918,079
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  14,918,079
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

CUSIP 741503106                                                    Page  6 of 10


                         AMENDMENT NO. 4 TO SCHEDULE 13D

                  This Amendment No. 4 to Schedule 13D ("Amendment No. 4") is

filed by the undersigned to amend and supplement the Schedule 13D, dated as of

April 6, 1999 (the "Original 13D"), as amended by Amendment No. 1 thereto, dated as of August 17, 1999 ("Amendment No. 1"), as amended by Amendment No. 2 thereto, dated as of January 14, 2000 ("Amendment No. 2") and as amended by

Amendment No. 3 thereto, dated as of February 9, 2000 ("Amendment No. 3"), with respect to the shares of common stock, par value $ 0.008 per share (the "Common

Stock"), of Priceline.com Incorporated, a Delaware Corporation (the "Company").


                  Item 1.  SECURITY AND ISSUER.

                  The title of the class of equity securities of Priceline.com

Incorporated, a Delaware corporation (the "Company"), to which this Amendment

No. 4 relates is the Company's Common Stock, par value $0.008 per share (the

"Common Stock"). The address of the principal executive office of the Company is

Five High Ridge Park, Stamford, Connecticut 06905.


                  Item 2.      IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and restated in its entirety as

follows:

                  This statement is being filed by a group, as defined in Rule

13d-5 of the General Rules and Regulations under the Securities Exchange Act of

1934, as amended. The members of the group are General Atlantic Partners, LLC, a

Delaware limited liability company ("GAP"), General Atlantic Partners 48, L.P.,

a Delaware limited partnership ("GAP 48"), General Atlantic Partners 50, L.P., a

Delaware limited partnership ("GAP 50"), and GAP Coinvestment Partners, L.P., a

New York limited partnership ("GAPCO" and, collectively with GAP, GAP 48 and GAP

50, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza,

Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of each of GAP 48 and GAP 50 is GAP.

The managing members of GAP are Steven A. Denning, Peter L. Bloom, Mark F.

Dzialga, Erik Engstrom, Klaus Esser, David C. Hodgson, William O. Grabe,

CUSIP 741503106                                                    Page  7 of 10

William E. Ford, Braden R. Kelly, Rene M. Kern, William J. Lansing, Clifton S.

Robbins, Matthew Nimetz, Franchon M. Smithson, Tom C. Tinsley, Florian

Wendelstadt and John Wong (collectively, the "GAP Managing Members"). Mr. Ford is a director of the Company. The GAP Managing Members (other than Mr. Esser)

are also the general partners of GAPCO and GAPCO II. The business address of each of the GAP Managing Members (other than Messrs. Esser, Kelly, Kern,

Lansing, Wendelstadt and Wong) is 3 Pickwick Plaza, Greenwich, Connecticut

06830. The business address of Mr. Esser is Koenigsallee 88, 40212, Duesseldorf,

Germany. The business address of Messrs. Kern and Wendelstadt is 83 Pall Mall,

Sixth Floor, London SW1Y 5ES, United Kingdom. The business address of Messrs.

Kelly and Lansing is 630 Hansen Way, Palo Alto, California 94304. The business address of Mr. Wong is 24 Raffles Place, 29-04 Clifford Center, Singapore

048621. The present principal occupation or employment of each of the GAP

Managing Members is as a managing member of GAP. Each of the GAP Managing

Members, other than Messrs. Engstrom, Esser, Kern, Wendelstadt and Wong, is a

citizen of the United States. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Engstrom is a citizen of Sweden; and Mr. Wong is citizen of

Singapore.

                  None of the Reporting Persons and none of the above

individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such Reporting Person or individual being subject to a judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.


                  Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Unchanged.


                  Item 4.  PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended and restated in its entirety as

follows:

                  From time to time, the Reporting Persons expect to sell some or all of the shares of Common Stock owned by them. None of the Reporting

Persons has any other plans which relate to or would result in any of the items listed in paragraph (a) through (j) of Item 4.

CUSIP 741503106                                                    Page  8 of 10


                  Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as

follows:

                  (a)      As of the date hereof, GAP, GAP 48, GAP 50 and GAPCO

each own of record no shares of Common Stock, 10,547,655 shares of Common Stock,

841,625 shares of Common Stock and 3,528,799 shares of Common Stock,

respectively, or 0%, 4.8%, 0.4% and 1.6%, respectively, of the Company's issue and outstanding shares of Common Stock.

                  By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, and that GAP is the general partner of GAP 48 and GAP

50, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record.

Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 14,918,079 shares of Common Stock or 6.8% of the Company's issued and outstanding shares of Common Stock.

                  (b)      Each of the Reporting Persons has the shared power to

direct the vote and the shared power to direct the disposition of the 14,918,079 shares of Common Stock that may be deemed to be owned beneficially by each of them.

                  (c)      On September 4, 2001, (i) GAP 48 sold an aggregate of

1,767,597 shares of Common Stock, at a net price per share of $5.49, for an aggregate purchase price of $9,704,107.53, (ii) GAP 50 sold an aggregate of

141,041 shares of Common Stock, at a net price per share of $5.49, for an aggregate purchase price of $774,315.09 and (iii) GAPCO sold an aggregate of

455,415 shares of Common Stock, at a net price per share of $5.49, for an aggregate net purchase price of $2,500,228.35, and distributed 135,947 shares of

Common Stock to partners.

                  (d)      No person other than the persons listed is known to

have the right to receive or the power to direct the receipt of dividends from,

or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)      Not Applicable.


                  Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  Unchanged.

CUSIP 741503106                                                    Page  9 of 10

                  Item 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Incorporate by reference the Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, filed as
Exhibit 1 to the Schedule 13D, dated as of April 1, 1999.

                  Exhibit 2: Power of attorney dated January 3, 2001 appointing Thomas J. Murphy Attorney-In-Fact for GAP.

                  Exhibit 3: Power of attorney dated January 3, 2001 appointing Thomas J. Murphy Attorney-In-Fact for GAPCO.

CUSIP 741503106                                                    Page 10 of 10

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.

Dated as of September 5, 2001.

                                   GENERAL ATLANTIC PARTNERS, LLC

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GENERAL ATLANTIC PARTNERS 48, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GENERAL ATLANTIC PARTNERS 50, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GAP COINVESTMENT PARTNERS, L.P.

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact